UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Act of 1934
(Amendment No.)

ITEM 1
(a)	Name of Issuer: VOXX International Corp
(b)	Address of Issuer's Principal Offices:
       180 Marcus Blvd.
       Hauppauge, NY 11788

ITEM 2
(a)	Name of Person Filing: KAHN BROTHERS LLC
(b)	Address of Principal Office:
				555 Madison Avenue,
				Suite 1303
				New York, NY 10022
(c)	Citizenship: USA
(d)	Title of Class of Securities: Common
(e)	CUSIP Number: 91829F104

ITEM 4
(a)	Amount beneficially owned: 2,942,172
(b)	Percent of Class: 13.5734
(c)	Number of shares as to which the person has:
(iv) 	Shared power to dispose or to direct
	the disposition of: 2,942,172